Exhibit 21.1

Diamondback Energy, Inc.
Subsidiaries of Registrant

Name of Subsidiary	Jurisdiction of Incorporation
Diamondback E&P LLC	Delaware
Diamondback O&G LLC	Delaware
Rattler Midstream LLC	Delaware
Viper Energy Partners GP	Delaware
Viper Energy Partners LP	Delaware
Viper Energy Partners LLC	Delaware